Exhibit 3.2

Amendment to Section 4.5 of the Amended and Restated By-Laws of Handy & Harman Ltd.

“SECTION 4.5 Legends. All certificates representing stock of the Corporation issued after the effectiveness of this Section 4.5 shall bear a conspicuous legend as follows:

THE TRANSFER OF THE SECURITIES REPRESENTED HEREBY
IS SUBJECT TO RESTRICTIONS PURSUANT TO ARTICLE FIFTH
OF THE CERTIFICATE OF INCORPORATION OF HANDY &
HARMAN LTD.”